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                                                              EXHIBIT (A)(25)


            LAIDLAW ENVIRONMENTAL OFFER EXTENDED THROUGH FEBRUARY 26


COLUMBIA, SOUTH CAROLINA...FEBRUARY 18, 1998/PRNewswire/ -- Laidlaw Environmental Services, Inc. (NYSE:LLE) today announced that it has further extended its exchange offer for Safety-Kleen Corp. (NYSE:SK) to 12:00 p.m. Midnight New York City time on Thursday, February 26, 1998.

Commenting on the announcement, Kenneth W. Winger, Laidlaw Environmental's president and chief executive officer, said:

"Last Friday Safety-Kleen shareholders delivered a clear message to the Safety-Kleen Board: 'We prefer the Laidlaw Environmental offer!' On Monday, we extended our offer to give the Safety-Kleen Board time to act responsibly and remove the poison pill and other anti-takeover devices that prevent us from accepting and paying for Safety-Kleen shares. Mr. Donald Brinckman, in his February 16th press release, made clear that the Safety-Kleen Board still intends to pursue the inferior $27 Philip group merger proposal, to hold a special shareholder meeting on February 25th and to oppose our offer. We fully expect Safety-Kleen shareholders to vote against the $27 Philip group proposal. The Safety-Kleen Board will then have to recognize the will of its shareholders. Should the Safety-Kleen Board continue thereafter to use its poison pill against its own shareholders, we will promptly seek injunctive relief in Chicago Federal Court. Accordingly, we have extended our offer to February 26th."

Continuing, Mr. Winger said:

"Institutional Shareholder Services, the leading independent proxy advisory firm, and Safety-Kleen's own financial advisor, William Blair, compared our offer with the $27 Philip group proposal and found our offer superior. The majority of Safety-Kleen shareholders have made clear they prefer our offer. In our view, the Safety-Kleen Board stands alone in opposition."

Laidlaw Environmental Services is the leading provider of hazardous and industrial waste management services to industry and government. The company operates from more than 100 locations throughout North America.



SOURCE Laidlaw Environmental Services, Inc.

CONTACT: Kenneth W. Winger, President and Chief Executive Officer, or Paul R. Humphreys, Senior Vice President, Finance and Chief Financial Officer, Laidlaw Environmental Services, Inc., 803-933-4210